COLOMBIA CLEAN POWER & FUELS, INC.
181 3rd Street
Suite 150-B
San Rafael, CA  94901

March 16, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Colombia Clean Power and Fuels, Inc.
Registration Statement on Form S-1
File No. 333-172286
Request for Withdrawal

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Columbia Clean Power & Fuels, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-172286) filed with the Commission on February 15, 2011, together with all amendments and exhibits thereto (the “Registration Statement”).  The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold under the Registration Statement.  The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company has determined that it is not in the best interest of the Company to proceed with the proposed public offering at this time due to current economic conditions and continued weakness and uncertainty in the equity market.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477 (a) under the Securities Act.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (415) 460-1165

Very truly yours,

/s/ Daniel F. Carlson

Daniel F. Carlson, CFO